KALA BIO, Inc.

1167 Massachusetts Avenue

Arlington, MA 02476

February 13, 2026

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	KALA BIO, Inc. Registration Statement on Form S-3 Originally filed on February 10, 2026 File No. 333-293323 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, KALA BIO, Inc. (the “Company”), hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:00 p.m., Eastern Time, on February 17, 2026, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Bruce Newsome, Esq. at (214) 651.5119.

Very truly yours,

KALA BIO, Inc.

By:	/s/ Avi Minkowitz
Avi Minkowitz
Chief Executive Officer

cc:	Bruce Newsome, Esq., Haynes and Boone, LLP